UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Private Offering of Ordinary Shares

On June 10, 2025, Plutus Financial Group Limited, a Cayman Islands exempted company (the “Company”), closed a private offering of ordinary shares conducted pursuant to the exemption from registration under Regulation S. A total of 1,100,000 ordinary shares (the “Shares”) were issued to two investors at an offering price of $1.90 per Share. The Shares were offered exclusively to persons outside of the United States, no directed selling efforts were made in the United States, and appropriate offering restrictions were implemented. Following the closing of the offering, the Company has a total of 15,350,000 issued and outstanding ordinary shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2025	Plutus Financial Group Limited

	By:	/s/ Ting Kin Cheung
Ting Kin Cheung Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Subscription Agreement

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